Apollo Debt Solutions BDC

9 West 57th Street

New York, NY 10019

October 26, 2021

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Debt Solutions BDC

Registration Statement on Form N-2

File No. 333-258155

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Apollo Debt Solutions BDC (the “Fund”) hereby respectfully requests acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will become effective by 12:00 p.m. Eastern Time, on October 29, 2021 or as soon as practicable thereafter. Apollo Global Securities, LLC, the Fund’s intermediary manager, joins in the request of the Fund for acceleration.

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Very truly yours,

Apollo Debt Solutions BDC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Chief Legal Officer and Secretary

Apollo Global Securities, LLC

By:	/s/ Amanda Huttenlocher
Name:	Amanda Huttenlocher
Title:	Chief Compliance Officer

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